Adelphia Business Solutions
Salomon Smith Barney Equity
Conference - January 10, 2001

Forward Looking Financial Information Disclosure Disclaimer

The statements in this presentation that are not historical facts are forward-looking statements that are subject to material risks and uncertainties. Investors are cautioned that any such forward-looking statements are not guarantees of future performance or results and involve risks and uncertainties, and that actual results or developments may differ materially from those in the forward-looking statements as a result of various factors which are discussed in Adelphia's and Adelphia Business Solution's filings with the Securities and Exchange Commission. These risks and uncertainties include, but are not limited to, uncertainties relating to economic conditions, acquisitions and divestitures, growth and expansion risks, the availability and cost of capital, government and regulatory policies, the pricing and availability of equipment, materials, inventories and programming, product acceptance, the ability to construct, expand and upgrade its cable systems, fiber optic networks and related facilities, reliance on vendors, technological developments and changes in the competitive environment in which we operate. Additional information regarding factors that may affect the business and financial results of Adelphia and Adelphia Business Solutions can be found in their most recent Quarterly Reports on Form 10-Q filed with the Securities Exchange Commission and their respective Form 10-Ks for the year ended December 31, 1999, as well as in the prospectus and most recent prospectus supplement filed under Registration Statement Nos. 333-78027 and 333-11142 (formerly No. 333-88927), under the section entitled "Risk Factors" contained therein. Neither company undertakes to update any forward-looking statements in this press release or with respect to matters described herein.



Overall Combined Quarterly Annualized Financial Performance



Includes non consolidated joint venture operations

Dec 2000 through Dec 2001 represent Company estimates

Class of 1996 (14 Markets)

Overall Quarterly Annualized Performance*



Illustrative Market Quarterly Annualized Performance*



* Before Allocation of Corporate Overhead

Dec00 - Dec01 represent Company estimates

Class of 1997/1998 (8 Markets)

Overall Quarterly Annualized Performance*



Illustrative Market Quarterly Annualized Performance*



* Before Allocation of Corporate Overhead

Dec00 - Dec01 represent Company estimates

Class of 1999 (30 Markets)

Overall Quarterly Annualized Performance*



Revenue CAGR 182%

Illustrative Market Quarterly Annualized Performance*



Revenue CAGR 285%

EBITDA (14% of Revenue)

* Before Allocation of Corporate Overhead

Dec00 - Dec01 represent Company estimates

Class of 2000 (26 Markets)

Overall Quarterly Annualized Performance*



Illustrative Market Quarterly Annualized Performance*



* Before Allocation of Corporate Overhead

Dec00 - Dec01 represent Company estimates